Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE FISCAL COUNCIL OF

OCTOBER 30, 2017

DATE, TIME AND PLACE: On October 30, 2017 at 8:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Metrô, room 7, in the city and State of São Paulo.

CHAIRMAN: José Caruso Cruz Henriques.

QUORUM: Totality of the elected members.

RESOLUTION UNANIMOUSLY ADOPTED:

After examining the Company’s financial statements for the period from January to September 2017, the Fiscal Council members resolved to issue the following opinion:

“After examining the Financial Statements for the period from January to September 2017 and verifying the accuracy of all elements under analysis, considering the unqualified report issued by PricewaterhouseCoopers Auditores Independentes, the opinion of the sitting members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A. is that these documents present fairly the capital structure, financial position and the activities conducted by the company in the period.”

CONCLUSION: With the work of the meeting concluded, these minutes were drafted, read, approved and signed by all. São Paulo (SP), October 30, 2017. (aa) José Caruso Cruz Henriques – Chairman; Alkimar Ribeiro Moura and Carlos Roberto de Albuquerque Sá – Councilors.

ALEXSANDRO BROEDEL LOPES

Investor Relations Officer